Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64 9 273 0600
Facsimile: +64 9 273 2789

www.fisherpaykel.co.nz

[redacted]

2 April 2007

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

FILE REFERENCE: 82-34868

SECURITIES EXCHANGE ACT 1934, RULE 12g3-2(b)
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

In accordance with the exemption that we have from Rule 12g3-2(b) please find **enclosed** confirmation from the NZ Companies Office in relation to the resignation of director - John Julian Aubrey Williams as at the 31 March 2007.

Yours faithfully
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

MIKE MATSON
Group Solicitor

dlw 4/19

PARTICULARS OF DIRECTORS

OK

To print this page press the Ctrl and P keys at the same time.

289193 FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

Registration Date: 02 APR 2007 **Time:** 11:04:28
Document Type: Online Particulars of Directors
Submitted By: Mike Matson
PO Box 58546
Greenmount
Auckland

Updated Director Details

WILLIAMS, John Julian Aubrey
296 Pt View Drive, R D 1, Papatoetoe, Auckland
Resigned 31 Mar 2007

END